3/18/2002

02021390

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-47937

| SEC FILE NUMBER |
|---|
| ~~8-42415~~ |

RECEIVED MAR 01 2002 143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF: 12/31/01

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**HEADWATERS CAPITAL, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**220 Montgomery Street, Suite 500**
(No. and Street)

| **San Francisco** | **California** | **94104** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Mark Donaldson** **(415) 962-3533**
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name))

| **141 West Jackson Boulevard, Suite 3520** | **Chicago** | **Illinois** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/21/02

# HEADWATERS CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION
## AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2001

AVAILABLE FOR PUBLIC INSPECTION

# OATH OR AFFIRMATION

I, **Mark Donaldson**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Headwaters Capital, LLC** as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

18th day of February, 2002

OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04

Notary Public

This report** contains (check all applicable boxes)

[**x**] (a) Facing Page.
[**x**] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[**x**] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[**x**] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[**x**] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[**x**] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[**x**] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

## INDEPENDENT AUDITORS' REPORT

To the Members of
Headwaters Capital, LLC

We have audited the accompanying statement of financial condition of Headwaters Capital, LLC as of December 31, 2001, and the related statements of operations, changes in members' equity capital, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Headwaters Capital, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 16, 2002

## HEADWATERS CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION
**as of December 31, 2001**

### ASSETS

| | |
|---|---|
| Receivables from brokers and dealers | $ 158,718,762 |
| Securities owned, at market | |
| Long stocks | 154,251,624 |
| Long options | 52,744,028 |
| Receivable from affiliate | 4,000,000 |
| Exchange memberships, at cost (market value $429,000) | 1,035,300 |
| Furniture and equipment (net of accumulated depreciation of $646,888) | 810,025 |
| Other assets | 1,531,280 |
| | $ 373,091,019 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **Liabilities** | |
| Bank overdrafts | $ 964,599 |
| Bank loan payable | 45,000 |
| Payables to broker-dealer | 752,672 |
| Securities sold, not yet purchased, at market | |
| Short stocks | 218,095,361 |
| Short options | 77,225,149 |
| Loans payable to employees | 785,000 |
| Accounts payable and accrued expenses | 6,531,133 |
| | 304,398,914 |
| **Members' Equity** | 68,692,105 |
| | $ 373,091,019 |

See accompanying notes.

## HEADWATERS CAPITAL, LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## as of December 31, 2001

---

### 1. Organization

Headwaters Capital, LLC (the "Company"), a California limited liability company, was organized on February 24, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Pacific Exchange, Inc. (the "PCX"), the American Stock Exchange (the "AMEX") and the Philadelphia Stock Exchange (the "PHLX"). The Company is a market maker on the PCX, the AMEX and the PHLX and engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

### 2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles normally requires an entity to record securities transactions on a trade date basis. However, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2001, nor material to the results of its operations for the year then ended.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of the members. However, certain states, in which the Company conducts business, impose nominal limited liability company fees and taxes. These fees and taxes, imposed at the Company level, are included in other expenses in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation
Depreciation of furniture and equipment is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes.

### 3. Fair Value of Financial Instruments

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at a value that approximates fair value.

## 4. Agreements and Related-Party Transactions

The Company has a Joint Back Office ("JBO") clearing agreement with First Options of Chicago, Inc. ("FOC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of FOC. The Company's investment in FOC is reflected in other assets in the statement of financial condition. Under the rules of the Pacific Exchange, Inc., the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with FOC, exclusive of the preferred stock investment.

At December 31, 2001, the Company had a receivable from Headwaters Holdings, LLC ("HWH") totaling $4,000,000. HWH is the Company's managing member. Additionally, the Company had loans payable to officers totaling $785,000. The loans bear interest at 11% and are payable on January 2, 2002.

## 5. Bank Loans Payable

At December 31, 2001, the Company had short-term borrowings under a $500,000 personal line of credit that totaled $45,000. The borrowings bear interest at 5.75% and are personally guaranteed by a member of HWH.

## 6. Trading Activities

The Company trades in exchange traded equities and equity options contracts.

The fair value of derivatives represents long and short options contracts at market value. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2001, as well as the approximate quarterly average fair values of derivatives held during 2001:

| | December 31, 2001 | Average During 2001 |
|---|---|---|
| Options held | $ 52,744,000 | $ 82,031,000 |
| Options written | 77,225,000 | 121,539,000 |

## 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2001, the Company had net capital and net capital requirements of approximately $28,551,000 and $555,000, respectively.

## 8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk which include exchange-traded equity options contracts and short stocks.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2001, the contract or notional amounts of derivative financial instruments used for trading purposes were approximately as follows:

| | $ Millions |
|---|---|
| Options held | 730 |
| Options written | 600 |

In management's opinion, the market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

At December 31, 2001, a significant credit concentration consisted of approximately $68.6 million, representing the market value of the Company's trading accounts carried by its clearing broker, First Options of Chicago, Inc. Management does not consider any credit risk associated with this net receivable to be significant.

## 9. Employee Benefit Plans

The Company has established a profit sharing/401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

The Company has also established a defined contribution pension plan covering substantially all of its full-time employees. The pension plan requires annual payments of 5.7% of annual compensation, as defined, and has further minimum contribution requirements as set forth in the plan agreement.

## 10. Contingencies

In the normal course of business, the Company is subject to regulatory investigations and related determinations and charges, which may involve monetary settlements and disciplinary sanctions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the Company's operations or financial position.

## 11. Subsequent Events

During January 2002, capital withdrawals totaled approximately $27.5 million. For the month ended January 31, 2002, the Company had net income of approximately $3 million.

# SUPPLEMENTAL SCHEDULES

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

BROKER OR DEALER: **HEADWATERS CAPITAL, LLC** as of **December 31, 2001**

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership (from Statement of Financial Condition- Item 1800) | | | $ 68,692,105 | [3480] |
| 2. | Deduct: Ownership equity not allowable for net capital | | | | [3490] |
| 3. | Total ownership equity qualified for net capital | | | $ 68,692,105 | [3500] |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | $ | [3520] |
| | B. Other (deductions) or allowable subordinated liabilities | | | | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | $ 68,692,105 | [3530] |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below) | $ 7,376,605 | [3540] | | |
| | 1. Additional charges for customers' and non-customers' security accounts | | [3550] | | |
| | 2. Additional charges for customers' and non-customers' commodity accounts | | [3560] | | |
| | B. Aged fail-to-deliver | | [3570] | | |
| | 1. Number of items ______ [3450] | | | | |
| | C. Aged short security differences- less ______ [3460] reserved of | | [3580] | | |
| | 2. Number of items ______ [3470] | | | | |
| | D. Secured demand note deficiency | | [3590] | | |
| | E. Commodity futures contract and spot commodities proprietary capital charges | | [3600] | | |
| | F. Other deductions and/or charges | | [3610] | | |
| | G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x) | | [3615] | | |
| | H. Total deduction and/or charges | | | $ 7,376,605 | [3620] |
| 7. | Other additions and/or allowable credits (List) | | | | [3630] |
| 8. | Net Capital before haircuts on securities positions | | | $ 61,315,500 | [3640] |
| 9. | Haircuts on securities (computed, where applicable pursuant to 15c3-1(f) ): | | | | |
| | A. Contractual securities commitments | | [3660] | | |
| | B. Subordinated securities borrowings | | [3670] | | |
| | C. Trading and Investment securities | | | | |
| | 1. Bankers' acceptance, certificates of deposit, and commercial paper | | [3680] | | |
| | 2. U.S. and Canadian government obligations | | [3690] | | |
| | 3. State and municipal government obligations | | [3700] | | |
| | 4. Corporate obligations | | [3710] | | |
| | 5. Stocks and warrants | | [3720] | | |
| | 6. Options | | [3730] | | |
| | 7. Arbitrage | | [3732] | | |
| | 8. Other securities | $ 32,764,308 | [3734] | | |
| | D. Undue concentration | | [3650] | | |
| | E. Other (List) | | [3736] | $ 32,764,308 | [3740] |
| 10. | Net Capital | | | $ 28,551,192 | [3750] |

OMIT PENNIES

**Non-Allowable Assets (line 6.A):**

| | |
|---|---|
| Receivable from affiliate | $ 4,000,000 |
| Exchange memberships | 1,035,300 |
| Fixed assets, net | 810,025 |
| Other assets | 1,531,280 |
| | $ 7,376,605 |

**Reconciliation Pursuant to Rule 17a-5(d)4**

The following is a reconciliation of and explanations for differences between the unaudited Focus Part II Report and the audited Focus Part III Report as of December 31, 2001:

| | |
|---|---|
| **Net Capital per Unaudited Focus Part II Report** | $ 34,915,796 |
| Employee compensation accrual adjustment | (6,284,960) |
| Miscellaneous income and expense accruals | (79,644) |
| **Net Capital per Audited Focus Part III Report** | $ 28,551,192 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

BROKER OR DEALER: **HEADWATERS CAPITAL, LLC** as of **December 31, 2001**

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 555,326 | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 555,326 | [3760] |
| 14. | Excess net capital (line 10 less 13) | $ | 27,995,866 | [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 27,718,619 | [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | 8,325,732 | [3790] |
| 17. | Add: | | | | | |
| | A. Drafts for immediate credit | | [3800] | | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | | | |
| | C. Other unrecorded amounts (List) | | [3820] | | | [3830] |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii) ) | | | | | [3838] |
| 19. | Total aggregate indebtedness | | | $ | 8,325,732 | [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | | 29% | [3850] |
| 21. | Percentage of aggregate indebtedness to net capital _after_ anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 11) | | | | | [3853] |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | | |
|---|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits | | | [3870] |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | [3880] |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | | [3760] |
| 25. | Excess net capital (line 10 less 24) | $ | | [3910] |
| 26. | Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) | | | [3851] |
| 27. | Percentage of Net Capital, _after_ anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8) | | | [3854] |
| 28. | Net capital in excess of: 5% of combined aggregate debit items or $300,000 | $ | | [3920] |

## OTHER RATIOS

**Part C**

| | | | |
|---|---|---|---|
| 29. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | [3860] |
| 30. | Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital | | [3852] |

**NOTES:**

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, *for each subsidiary to be consolidated, the greater of:*
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

## HEADWATERS CAPITAL, LLC

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2001

---

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

## HEADWATERS CAPITAL, LLC

### COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2001

---

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2001 and does not have any PAIB accounts.

## HEADWATERS CAPITAL, LLC

### INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2001

---

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Headwaters Capital, LLC

In planning and performing our audit of the statement of financial condition of Headwaters Capital, LLC (the "Company") as of December 31, 2001, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Pacific Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ryan & Juraska

Chicago, Illinois
February 16, 2002